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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of January, 2003




                             CRESUD S.A.C.I.F. AND A
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                    HIPOLITO YRIGOYEN 440, 3RD FLOOR, (1001)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F  X   Form 40-F
                                   ---            ---



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes      No  X
                                    ---     ---





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                             CRESUD S.A.C.I.F. AND A
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K


         Attached is an English translation of the summary of the letter dated on January 3, 2003 filed by Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.



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By letter dated January 3, 2003, the Company reported that the Board of
Directors decided to continue with the implementation of the management encouragement program by means of its participation in capital stock in compliance with the issues approved at a Shareholders Meeting, assigning the remaining third part in favor of certain executives of the Company for an amount of 1,538,853 ordinary shares, face value $1 each, and approving the execution of a trust agreement in order to implement the final stage of the program. The owners of above mentioned third part are Eduardo Sergio Elsztain (984,866 shares), Marcos Marcelo Mindlin (246,217 shares), Saul Zang (153,885 shares) and Clarisa Lifsic (153,885 shares).



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                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                       CRESUD S.A.C.I.F. AND A


                       By:
                           -----------------------------------------------------
                           Name: Saul Zang
                           Title: Second Vice Chairman of the Board of Directors





Dated: January 3, 2003